 Exhibit 99.1

Scorpio Tankers Announces New $150 Million Stock Buyback Program, Initial Purchasers’ Exercise of their Option to Purchase Additional $60 million in Convertible Senior Notes due 2019, and Newbuilding Vessel Deliveries

MONACO -- (Marketwired - June 30, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the "Company") today announced a new $150 million stock buyback program, that the initial purchasers exercised their option to purchase an additional $60 million in 2.375% convertible senior notes due 2019 (the “Notes”), and newbuilding vessel deliveries.

New $150 Million Stock Buyback Program

On June 27, 2014, the Board of Directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaces the Company’s stock buyback program that was previously announced in April 2014, which is being terminated effective immediately. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

During the second quarter of 2014, the Company has acquired 22,626,385 of its common shares that are being held as treasury shares, which includes (i) 4,998,785 common shares that were purchased in the open market at an average price of $8.87 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian LPG Ltd. and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of the Notes.

The Company has 178,534,162 shares outstanding as of June 30, 2014.

Full Exercise of the Option to Purchase an Additional $60 million in Convertible Senior Notes due 2019

The initial purchasers in the Company’s previously announced offering of $300 million of the Notes fully exercised their option to purchase an additional $60 million in the Notes for an aggregate of $360 million in the Notes. The Company intends to use the net proceeds of the offering of the Notes for general corporate purposes including additional potential repurchases of its common stock.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum. The Notes and the common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act.

Newbuilding Vessel Deliveries

The Company also announced that it has recently taken delivery of three product tankers under its Newbuilding Program.

•
STI Brixton, a Handymax Ice Class 1A product tanker was delivered from Hyundai Mipo Dockyard of South Korea on June 27, 2014. Upon delivery, this vessel began a time charter for up to 120 days at approximately $15,000 per day.

•
STI Venere and STI Virtus, MR product tankers, were delivered on June 30, 2014 from Hyundai Mipo Dockyard of South Korea and SPP Shipyard of South Korea, respectively. Upon delivery, these vessels began time charters for up to 120 days at approximately $18,000 per day

The Company has also made the anticipated drawdowns from its 2013 Credit Facility, KEXIM Credit Facility, and K-Sure Credit Facility to fund the above mentioned and previously announced vessel deliveries that occurred during the second quarter of 2014.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 27 tankers (two LR1 tankers, three Handymax tankers, 21 MR tankers, and one post-Panamax tanker) with an average age of 2.3 years, time charters-in 26 product tankers (eight LR2, six LR1, four MR and eight Handymax tankers), and has contracted for 47 newbuilding product tankers (23 MR, 12 LR2, and 12 Handymax ice class-1A product tankers), 33 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616